UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Garrett Motion Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
366505105
(CUSIP Number)
Alexander H. McMillan Chief Compliance Officer Benefit Street Partners L.L.C. 9 West 57th Street, Suite 4920 New York, NY 10019 (212) 588-6700	with copies to: Matthew Roose, Esq. Michael Littenberg, Esq. Ropes & Gray LLP 1211 Avenue of the Americas New York, New York 10036 (212) 596-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2021
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 366505105

1.	NAME OF REPORTING PERSONS Benefit Street Partners L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [ ] (b) [ X ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0
14.	TYPE OF REPORTING PERSON		IA

CUSIP No. 366505105

1.	NAME OF REPORTING PERSONS Thomas J. Gahan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [ ] (b) [ X ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0
14.	TYPE OF REPORTING PERSON		IN, HC

CUSIP No. 366505105

AMENDMENT NO. 5 TO SCHEDULE 13D (FINAL AMENDMENT)
Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Company on November 12, 2020, Amendment No. 1 thereto filed on December 28, 2020, Amendment No. 2 thereto filed on January 12, 2021, Amendment No. 3 thereto filed on February 17, 2021 and Amendment No. 4 thereto filed on March 12, 2021 (as so amended, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D.
The Schedule 13D is hereby amended as follows:
Item 4.	Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended to include the following:
On April 30, 2021, the Company’s plan of reorganization became effective and the Company emerged from bankruptcy. The effectiveness of the plan of reorganization automatically terminated both the Second Amended and Restated Plan Support Agreement dated as of March 9, 2021 and any deemed “group” status of the Reporting Persons and the parties thereto (the Plan Sponsors, Honeywell, the Additional Investors and the Initial Consenting Noteholders) for purposes of Section 13(d) of the Act and Rule 13d-5(b)(1) thereunder.
Upon the effectiveness of and pursuant to the plan of reorganization, all then outstanding shares of Common Stock of the Company were cancelled.  As a result, the 1,389,839 shares of Common Stock held by the Reporting Persons previously reported in the Schedule 13D were cancelled on April 30, 2021.  The Reporting Persons exercised the associated option to cash out their shares in consideration for such cancellation.
Item 5.   Interest in Securities of the Issuer.
The following paragraphs of Item 5 of the Schedule 13D are hereby amended and restated to read in their entirety as follows:
(a) The information requested in this paragraph is incorporated by reference to the cover pages to this Amendment No. 5 to Schedule 13D.
(c) As described in Item 4 above, the 1,389,839 shares of Common Stock held by the Reporting Persons previously reported in the Schedule 13D were cancelled by the Issuer on April 30, 2021.
(e) As described in Item 4 above, the Reporting Persons ceased to beneficially own more than five percent of the Common Stock on April 30, 2021.

SIGNATURES
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2021	BENEFIT STREET PARTNERS, L.L.C.

	By:	/s/ Bryan R. Martoken
	Name:	Bryan R. Martoken
	Title:	Authorized Signatory

Thomas J. Gahan

	By:	/s/ Thomas J. Gahan
	Name:	Thomas J. Gahan, individually

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